SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                                 (Rule 13D)
                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)


                     Emmis Communications Corporation
                              (Name of Issuer)


                Class A Common Stock, par value $0.01 per share

                      (Title of Class of Securities)

                                   291525103
                                 (CUSIP number)

                              Steven M. Kleiman
                            Zazove Associates, LLC
                        Zazove Aggressive Growth Fund, L.P.
                             1001 Tahoe Blvd.
                        Incline Village, NV 89451
                             (775) 886-1500
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               July 9, 2010
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



CUSIP No. 291525103

  1.  Names of Reporting Persons.  Zazove Aggressive Growth Fund, L.P.
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Cayman Islands


                   7.  Sole voting power       285,719 (1)
Number of
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  285,719 (1)
each
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     285,719 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     .86% (1)

14.  Type of Reporting Person (see instructions)   PN

(1) Reporting Person beneficially owns 117,098 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 285,719 shares of Class A Common Stock. The calculation of percentage ownership is based on 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010, as disclosed in the Issuer's Schedule 14d-9 filed on June 23, 2010, plus 285,719 Class A Common Stock that would be issued upon conversion of the 117,098 shares of 6.25% Series
     A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Person.

CUSIP  291525103


Item 1. Security and Issuer.
        This Schedule 13D relates to Class A Common Stock, par value
        $0.01 per share (the "Class A Common Stock") of Emmis Communications Corporation, an Indiana corporation (the "Issuer"). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.


Item 2.	Identity and Background.
        This Schedule 13D is being filed by Zazove Aggressive Growth Fund, L.P., a Cayman Islands exempted limited partnersip.
        (the "Reporting Person"). The Reporting Person is an investment partnership with its principle place of business being located at 1001 Tahoe Blvd., Incline Village, NV 89451.

        The sole general partner of the Reporting Person is Zazove Associates, LLC, a Delaware limited liability company with its principle place of business being located at 1001 Tahoe
        Blvd., Incline Village, NV 89451 (the "General Partner"). The General Partner is in the business of managing investment portfolios. Gene T. Pretti ("Pretti") is the controlling equity holder of the General Partner. Pretti's principal occupation or employment is as Chief Executive Officer and Sr. Portfolio
        Manager of the General Partner.

        During the past five years, neither the Reporting Person, the General Partner nor Pretti have been (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrtative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        The Reporting Person expended $357,891 of its own investment capital in acquiring the 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") held by the Reporting Person, which Preferred Stock is convertible into Class A Common Stock.


Item 4. Purpose of Transaction

The Reporting Person is aware that on May 25, 2010, the Issuer executed an agreement and plan of merger (the "Merger Agreement"), that if consummated would result in the Issuer being taken private by Jeffrey H. Smulyan, the Issuer's Chairman, Chief Executive Officer and President. The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Issuer's Class A Common Stock, (b) an offer to exchange (the "Exchange Offer") all outstanding shares of Preferred Stock for new 12% PIK Senior Subordinated Notes due 2017, and (c) a solicitation of proxies to amend certain terms of the Preferred Stock (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Stockwhether or not proposed in connection with the Merger Agreement are referred to herein as the "Proposed Amendments"). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least 2/3 of the outstanding Preferred Stock voting as a separate class.

On July 9, 2010 Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the "Locked-Up Holders") entered into a written lock-up agreement (the "Lock-Up Agreement") pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Preferred Stock(3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Issuer or derivative instruments with respect to securities of the Issuer
(4) consult with each other prior to making any public announcement concerning the Issuer and (5) share certain expenses incurred in connection with their investment in the Preferred Stock in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act.
The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

The Reporting Person acquired and continues to hold the shares reported herein for investment purposes. The Reporting Person may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Reporting Person's investment in the Issuer, and may discuss with such parties alternatives to such Exchange Offer and Proposed
Amendments. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D of the Act.


Item 5. Interest in Securities of the Issuer


(a) Reporting Person beneficially owns 117,098 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 285,719 shares of Class A Common Stock, which represent .86% of the Class A Common Stock. The foregoing percentage is based on 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010, as disclosed in the Issuer's Schedule 14d-9 filed on June 23, 2010, plus 285,719 Class A Common Stock that would be issued upon conversion of the 117,098 shares of 6.25% Series A Preferred Stock, $.01 par value, of the
     Issuer held by the Reporting Person.


(b) The Reporting Person has sole voting and dispostive power with regard to the Preferred Stock that it holds, with the General Partner having the authority to act for the Reporting Person in its capacity as sole general partner.

(c) Neither the Reporting Person, General Partner nor Pretti has engaged in any transactions in the Issuer's securities in the past sixty days.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, neither the Reporting Person,
General Partner nor Pretti has any has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Lock-Up Agreement dated July 9, 2010 between the Reporting
Person and the other parties signatory thereto.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 15, 2010.


Zazove Aggressive Growth Fund, L.P.

By:	 	Zazove Associates, LLC
Its:            General Partner

Signature       /S/ Steven M. Kleiman
Name:	 	Steven M. Kleiman
Title:	 	Chief Operating Officer